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BrasilTelecom


                                                 December 07, 2005


Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549 (USA)

     Re:  Brasil Telecom Participacoes S.A. (the "Company")
          Form 20-F for Fiscal Year Ended December 31, 2004
          Filed June 15, 2005
          File No. 1-14477

Dear Mr. Spirgel:

     Brasil Telecom Participacoes S.A. ("BrTP") is structured as a holding company, and conducts substantially all of its operations through its only and wholly owned subsidiary Brasil Telecom S.A. ("BrT"). Following are our responses to the comment letter dated November 22, 2005, regarding the report referred to above:

     Item 15. Controls and Procedures, page 137
     ------------------------------------------

     1. We note that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were "effective in recording, processing, summarizing and reporting, on a timely basis, information required to be discussed by us in the reports we file or submit under the Exchange Act." Please clarify that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. In addition, please revise your disclosure in future filings.

Mr. Larry Spirgel
December 07, 2005
Page 2


     RESPONSE

          As we have previously publicly disclosed, the company's former directors were replaced with the current directors on July 27, 2005, the company's former officers were replaced with current officers on August 25, 2005, and the former directors and officers of the company's subsidiary, BrT, were replaced with its current directors and officers on September 30, 2005. Although current management has undertaken, during the three months since its appointment, an intensive review of the business, financial condition and prior financial statements of the company and its subsidiaries, current management is not in a position to make any clarifying statements to the staff with respect to prior management's conclusions about the effectiveness of the company's disclosure controls and procedures as of December 31, 2004. We are able, however, to confirm that the company's future filings on Form 20-F will contain a statement as to management's assessment of the effectiveness of the company's disclosure controls and procedures, as suggested by the staff's comment.

     2. We note your disclosure that "there have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting" (emphasis added). Item 308(c) of Regulation S-K required the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by item 308(c) of Regulation S-K in future filings.

     RESPONSE

          Although current management has undertaken an intensive review of the business, financial condition and prior financial statements of the company and its subsidiaries, current management is not in a position to make any clarifying statements to the staff with respect to changes in the company's internal control over financial reporting during the year ended December 31, 2004. We are able, however, to confirm that the company's future filings on Form 20-F will contain all disclosures required by Item 308(c).

     Note 8. Net non-operating expenses, page F-18
     ----------------------------------------------

Mr. Larry Spirgel
December 07, 2005
Page 3


     3. Clarify for us the nature of the loss of R$51.6 million on your investment in VANT Telecomunicacoes S.A. Tell us how you originally accounted for the amount deposited in a collateral account as a guarantee for the option to the purchase agreement. In addition, clarify how you accounted for the acquisition of the remaining interest in 2004 for U.S. GAAP reporting purposes.

     RESPONSE

          During 2001, our subsidiary was in the process of negotiating the acquisition of the controlling interest of Vant Telecomunicacoes S.A ("Vant") with AESCOM Sul Ltda ("AESCOM"). However, as a result of a restriction of the General Concession Plan ("PGO") of the Telecommunication Ministry which was in effect at that time, BrT was not allowed to exercise significant influence over or control another specialized network service provider in Brazil.

          Consequently, on December 5, 2001, BrT purchased only 19.9% of the interests in Vant. As BrT did not have the ability to exercise significant influence over the operating and financial policies of Vant, BrT did not apply the equity method to this investment for Brazilian GAAP or US GAAP purposes (APB 18, paragraph 17), but rather used the cost method of accounting for investments. This investment was excluded from the scope of SFAS 115 - Accounting for Certain Investments in Debt and Equity Securities as fair value was not readily determinable.

          Additionally, BrT agreed, on the date of the acquisition described above, to make a deposit equivalent to the purchase price of the remaining interests in Vant in an escrow account. In accordance with the terms of the agreement, until the end of 2004 AESCOM would have the right to sell to BrT the remaining capital of Vant (at a selling price equal to the escrow account deposit) in case the restriction on ownership by BrT was withdrawn. As management could not foresee whether the restriction would be withdrawn or if AESCOM would be definitely interested in selling its controlling interest, this deposit, placed in an escrow account, and which would be fully refundable in case the acquisition was not consummated by the end of 2004, was recorded as a long-term asset (please see note 15-Other assets).

          In May 2004, the restriction of the PGO was withdrawn and AESCOM sold its remaining interest to BrT (the selling price equal to the escrow amount). Consequently, BrT's management applied the requirements of SFAS 141 - Business Combinations, including those related to step acquisitions (applied to the stake acquired in December 2001), generating goodwill on the acquisition amounting to R$65.8 million.

          Subsequently, management identified indicators in Vant's business plan that the carrying amount of the unit could not be recoverable and applied the impairment test as defined in SFAS 142 - Goodwill and Other Intangible Assets. As a result, an impairment loss for the full

Mr. Larry Spirgel
December 07, 2005
Page 4


          amount of the goodwill, i.e., R$65.8 million, has been recorded (R$51.6 as "Net non-operating expenses - Losses on investments" and R$14.2 million as "Net non-operating expenses - Other").

          BrT's management was not aware that the restrictions of the PGO would be lifted prior to May 2004 nor was aware of any indication that this investment could be impaired before the acquisition of the controlling interest which took place in May 2004. It is worth to mention that BrT's management had very limited financial information prior to this acquisition from the time of entering into the agreement to purchase in December 2001 until May 2004. Consequently, a reliable fair value measurement was not possible before that time, as the range of reasonable fair value estimates was significant and the probability of the various estimates could not be reasonably assessed. BrT only had a post-2001 opportunity to accurately assess this investment after the acquisition was consummated, when BrT obtained access to Vant's books and recorded several adjustments which resulted in the impairment of this investment in 2004.

     Note 18. Intangibles, page F-26
     -------------------------------

     4. Refer to footnote (a). Explain for us in more detail your accounting treatment for the goodwill associated with the merger of CRT. Specifically, tell us how you account for the usage of the deferred tax assets, discussed at page F-20, and the issuance of shares to the controlling shareholder corresponding to the realized tax benefit, discussed at page F-44. In addition, clarify the nature of the goodwill recorded as an intangible asset relating to the merger of CRT and the relationship of this asset to the deferred tax asset recorded for this transaction. You may wish to provide us with example journal entries to illustrate your accounting treatment for each of these transactions. Also, tell us whether you have recorded any reconciling items associated with these transactions for U.S. GAAP reporting purposes and tell us your basis in the U.S. GAAP literature for your accounting treatment.

     RESPONSE

          ACCOUNTING FOR THE ACQUISITION OF CRT - BRAZILIAN GAAP
          ------------------------------------------------------

          On July 31, 2000, Brasil Telecom Participacoes S.A. (BrTP) and its subsidiary Brasil Telecom S.A. (BrT) signed a contract for the purchase of all shares of TBS Participacoes S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicacoes (CRT). TBS held the control of CRT represented by 85.19% of its common shares (31.56% of CRT's total capital). The price paid in cash on August 4, 2000 was R$ 1,517.5 million, of which R$ 1,499.8 million (98.83%) was paid by BrT and R$ 17.8 million (1.17%) by BrTP. The amount paid resulted in goodwill of R$ 768.0 million at the date of acquisition, by Brazilian GAAP (Journal Entry 1 of Exhibit 2.1).

Mr. Larry Spirgel
December 07, 2005
Page 5


          Effective December 1, 2000, BrT acquired the minority interest of CRT through the exchange of its outstanding shares with 69,312,979 new shares issued by BrT. The acquisition of the minority interest was recorded on December 1, 2000 at such book value. Accordingly, the results of operations of BrT include the CRT minority interest acquired for periods subsequent to December 1, 2000.

          On November 30, 2000, a series of corporate acts was approved which resulted in the merger of CRT on December 28, 2000 (effective December 1, 2000). The restructuring process was performed in accordance with Instructions No. 319/99 and 320/99 of the Brazilian Securities Commission (CVM) (Journal Entry 2 of Exhibit 2.1). In summary, the merger occurred as follows:

          a) Acquisition of a special-purpose company named 5265 Participacoes Ltda.;

          b) Assignment of shares of TBS Participacoes S.A. by BrTP and BrT to 5265 Participacoes Ltda.;

          c) Merger of 5265 Participacoes Ltda. into TBS Participacoes S.A., with the dissolution of 5265 Participacoes Ltda.;

          d) Merger of TBS Participacoes S.A. into Companhia Riograndense de Telecomunicacoes - CRT with the dissolution of TBS Participacoes S.A.;

          e) Merger of CRT into BrT with the dissolution of CRT. The services previously provided by CRT are now rendered by BrT through its CRT branch.

          This restructuring also comprised the push down of goodwill paid in the acquisition of the controlling shares of CRT, in order to guarantee tax deductibility of its amortization. As a consequence, a special reserve of goodwill (net of tax) was recorded at the CRT level in shareholders' equity. With the related tax benefit of the goodwill amortization recorded in a deferred tax asset in the amount of R$
          321.9 million (Journal Entry 2.b of Exhibit 2.1). As a result of this entry at the CRT level, in the BrT books goodwill was recomputed, reducing its amount to R$ 624.8 million by Brazilian Corporate Law (R$
          480.7 million by Brazilian GAAP - Journal Entry 2.c of Exhibit 2.1), which is recorded as intangible assets.

          The shareholders' meeting, which approved the merger mentioned above, gave minority shareholders of CRT the right to exchange their shares for BrT preferred and common shares. The exchange ratio was determined based on the market value of BrT's shares compared to the market value of each share of CRT.

          This merger resulted in the following new capital structure (in thousands of shares):

Mr. Larry Spirgel
December 07, 2005
Page 6


BRT - BEFORE THE MERGER OF CRT

                                        COMMON               PREFERRED
         SHAREHOLDERS                   SHARES                SHARES                TOTAL            %
--------------------------------   -------------------   -------------------  ------------------   ------
Controlling Shareholder                   229,132,204           116,042,516         345,174,720       75
Minorities                                  2,375,972           115,465,660         117,841,632       25
                                      ---------------       ---------------    ----------------     ----
Total                                     231,508,176           231,508,176         463,016,352      100
                                      ===============       ===============    ================     ====

SHARES ISSUED BY BRT

                                        COMMON               PREFERRED
         SHAREHOLDERS                   SHARES                SHARES                TOTAL            %
--------------------------------   -------------------   --------------------  -----------------  --------
Controlling Shareholder                     3,285,815                 55,978          3,341,793         5
Minorities                                  2,461,792             63,509,394         65,971,186        95
                                        -------------        ---------------    ---------------     -----
Total                                       5,747,607             63,565,372         69,312,979       100
                                      ===============       ===============    ================     ====

BRT - AFTER THE MERGER OF CRT

                                        COMMON               PREFERRED
         SHAREHOLDERS                   SHARES                SHARES                TOTAL            %
--------------------------------   ------------------    ------------------   -----------------  ---------
Controlling Shareholder                  233,990,087           114,787,066         348,777,153         66
Minorities                                 3,175,310           177,472,838         180,648,148         34
                                    ----------------      ----------------    -----------------    ------
Outstanding shares                       237,165,397           292,259,904          529,425,301       100
Treasury shares                                    -             2,904,030           2,904,030
                                    ----------------      ----------------    -----------------
Total                                    237,165,397           295,163,934         532,329,331
                                      ===============       ===============    ================

          The amortization of the original goodwill (R$946.6 million), its relative provision and the recomputed goodwill (R$480.7 million) is being made on a rate proportional to a period of 60 months (Journal Entry 3 of Exhibit 2.1). Tax benefit associated with the amortization of the original goodwill and is considered realized once a year. After the realization of the tax benefit, the correspondent amount is capitalized to the benefit of the controlling shareholder, which have paid for the tax benefit (Journal Entry 4 of Exhibit 2.1). It is guaranteed to the minority shareholders the right to preference, in proportion to their respective holdings in type and class of shares, and the consideration for such acquisitions as they choose to make, will be paid to the controlling shareholder (BrTP) in accordance with the terms of CVM Instruction 319/99. See Exhibit 2.1 for an example of the journal entries

Mr. Larry Spirgel
December 07, 2005
Page 7


EXHIBIT 2.1                                                                                         (IN MILLIONS OF BRAZILIAN REAIS)
-----------

------------------------------------------------------------------------------------------------------------------------------------
Journal            Account                         Account Type      Accounting by        Accounting by BR        Accounting by US
  No.                                                              Brazilian Corporate          GAAP                    GAAP
                                                                          Law
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Debit      Credit      Debit       Credit      Debit       Credit
------------------------------------------------------------------------------------------------------------------------------------
1. Acquisition of CRT and TBS (Brasil Telecom and
   TBS): Goodwill as of November 30, 2000
------------------------------------------------------------------------------------------------------------------------------------
        Investment - Goodwill                           Asset      946.6                  802.5                   1,048.6
------------------------------------------------------------------------------------------------------------------------------------
        Cash and cash equivalents (ACQUISITION'S
        MOMENT)                                         Asset                  946.6                  802.5                  1,048.6
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
2. Goodwill Down-Stream:
------------------------------------------------------------------------------------------------------------------------------------
2.a  Goodwill - Tax Deductible (accounted for at
     CRT level)
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - goodwill tax deductible     Asset      946.6                  946.6                        -
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - provision for maintenance
        of integrity of shareholders equity             Asset                  946.6                  946.6                       -
------------------------------------------------------------------------------------------------------------------------------------
2.b  Tax Benefit  (accounted for at CRT level)
------------------------------------------------------------------------------------------------------------------------------------
        Deferred income tax - current and long term     Asset      321.9                  321.9                        -
------------------------------------------------------------------------------------------------------------------------------------
                                                    Shareholders'
        Special goodwill reserve                       equity                  321.9                  321.9                       -
------------------------------------------------------------------------------------------------------------------------------------
2.c  Recomputed Goodwill  (accounted for at BrT
     level)
------------------------------------------------------------------------------------------------------------------------------------
        Investment - equity method (eliminated
        against the special goodwill in 2b with
        the dissolution of CRT)                         Asset      321.9                  321.9                         -
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - recomputed goodwill         Asset      624.8                  480.7                         -
------------------------------------------------------------------------------------------------------------------------------------
        Investment - original goodwill                  Asset                  946.6                  802.5                       -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
3. Amortization (monthly amounts):
------------------------------------------------------------------------------------------------------------------------------------
3.a  Goodwill tax deductible
------------------------------------------------------------------------------------------------------------------------------------
        Non-operating expenses - goodwill
        amortization                                    Expense    15.8                   15.8                          -
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - goodwill tax deductible     Asset                  15.8                   15.8                        -
------------------------------------------------------------------------------------------------------------------------------------
3.b  Provision for maintenance of integrity of
     shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - provision for
        maintenance of integrity of shareholders
        equity                                          Asset      15.8                   15.8                          -
------------------------------------------------------------------------------------------------------------------------------------
        Non-operating income - reversion of provision
        for maintenance of integrity of shareholders'
        equity (does not co15.8nd basis for tax
        purposes                                        Income                 15.8                   15.8                        -
------------------------------------------------------------------------------------------------------------------------------------
3.c  Deferred income taxes
------------------------------------------------------------------------------------------------------------------------------------
        Income tax payable                           Liabilities   5.4                    5.4                     5.4
------------------------------------------------------------------------------------------------------------------------------------
                                                     Asset (BR)/
        Deferred income tax - current               Liability (US)             5.4                    5.4                     5.4
------------------------------------------------------------------------------------------------------------------------------------
3.d  Recomputed goodwill
------------------------------------------------------------------------------------------------------------------------------------
        Non-operating expenses - recomputed
        goodwill amortization                           Expense    10.3                   8.0                         -
------------------------------------------------------------------------------------------------------------------------------------
        Intangible assets - recomputed goodwill         Asset                  10.3                   8.0                         -
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
4.   Capitalization of Tax Benefit (subsequent year)
------------------------------------------------------------------------------------------------------------------------------------
                                                     Shareholders'
        Special goodwill reserve                         equity    65.3                   65.3                          -
------------------------------------------------------------------------------------------------------------------------------------
                                                     Shareholders'
        Share capital                                    equity                65.3                   65.3
------------------------------------------------------------------------------------------------------------------------------------

Mr. Larry Spirgel
December 07, 2005
Page 8


          ACCOUNTING FOR THE ACQUISITION OF CRT - US GAAP
          -----------------------------------------------

          For U.S. GAAP reporting purposes, the acquisition of the controlling interest in CRT on July 31,2000 was based on APB 16, paragraph 11 - Purchase Method, with goodwill calculated as the difference between purchase consideration and the fair value of net assets acquired with goodwill of R$1,019.7 million recorded (see Journal 1 above).

          The subsequent acquisition of the minority interest on CRT on December 1, 2000 through an exchange of shares under US GAAP and was treated as a step up purchase under the concepts of the purchase method. This resulted in additional goodwill for US GAAP purposes of R$169.4 million. For Brazilian GAAP purposes, this merger did not result in any goodwill as it related to an exchange of shares recognized at book value.

          The incorporation that occurred in December 2000 for tax purposes, resulted in the generation of tax benefits of previously non deductible goodwill in an amount of R$321.9 million. Under US GAAP as this was an event that occurred within 12 months of the acquisition, and was foreseeable at the date of the transaction, its impact was considered as part of the purchase price allocation. Under SFAS 109 no deferred tax liability was thus recognized for the excess of accounting goodwill of R$ 1,019.7 million over the tax deductible goodwill of $946.6 million (being the second component of goodwill under paragraph 262). The net Brazilian GAAP treatment was to separate a deferred tax asset of $321.9 million from the original goodwill of $946.6 million (see Journal 2). The net impact at a BrT level of this was a reclassification between goodwill and deferred tax assets. As such there was no difference on net equity between Brazilian and US GAAP at the date of the transaction

          In future years, the amortization of tax deductible goodwill (Journal
          3) resulted in a temporary difference for US GAAP purposes (being the first component of goodwill under paragraph 262 of SFAS 109) and a deferred tax liability . For Brazilian GAAP purposes the amortization of tax deductible goodwill resulted in a reduction of the deferred tax assets which had not been recognized for US GAAP. As both entries did not impact the income statement or net equity, there was no difference on net equity or income statement between Brazilian and US GAAP at the date of the transaction.

     Note 33. Summary of the differences between Brazilian GAAP and U.S. GAAP, page F-63
     --------------------------------------------------------------------

     b.   Dividends and interest on shareholders' equity, page F-64
     --------------------------------------------------------------

     5. Tell us your basis for recording the distributions characterized as interest on shareholders' equity and the minimum compulsory dividends prior to approval by the shareholders for U.S. GAAP reporting purposes. In addition, clarify for us the nature of the adjustment to

Mr. Larry Spirgel
December 07, 2005
Page 9


          US GAAP shareholders' equity, labeled as "reversal of accrued dividends".

     RESPONSE

          A.   ACCOUNTING FOR MINIMUM COMPULSORY DIVIDENDS:

          General Background
          ------------------

          Under Brazilian Corporate Law, the obligation to issue a minimum level of dividends should be defined in a Company's by-laws and should not be subject to subsequent change by management or the majority of the shareholders. If the by-law does not define it, there is a legal definition of Minimum Compulsory Dividends payable(1).

          At the time the Company publishes its financial statements for Brazilian Corporate Law purposes, which includes calculation of its net income for the year and positive retained earnings as of the year, it concludes the Minimum Compulsory Dividends calculation and accrual. This calculation includes considering the facts that could give reason for the recognition of a contingency reserve, unrealized profits reserve or reserve for future payment of dividends, as defined in the Brazilian Corporate Law. A Brazilian public company may not pay dividends to its shareholders in any particular fiscal year if its Board of Directors determines that such distributions would be inadvisable in view of its financial condition and in case this situation occurs, the Brazilian Corporate Law requires the financial statements of such year to present the postponement justifying conditions with pre-approval of Fiscal Council, and a shareholders' equity reserve should be recorded for the dividends postponed. The process of making the financial statements public in Brazil requires pre-approval from Board of Directors and Fiscal Council, which occurs prior to the Annual Shareholders Meeting ("AGO"). The financial statements, "FS" as a whole, as well as the dividends distribution are then legally subject to the deliberation of the AGO however the Annual Shareholders Meeting has no legal right to change the Company's Minimum Compulsory Dividends, if the abovementioned postponement conditions do not occur.

          BrTP's background
          -----------------

          According to article 41 of BrTP's by-laws, the company must pay its shareholders at least 25% of its annual net income as dividends, as determined and adjusted under Brazilian Corporate Law.


----------
1 Minimum dividends being 50% of adjusted net income [adjusted net income = net income - legal reserve (5% of net income limited to 30% of capital) - / + contingency reserve (reserve for future probable losses, as proposed by management) - / + unrealized profits (such as equity method profits in subsidiaries not distributed or profit in long term sales to government entities, as proposed by management).

Mr. Larry Spirgel
December 07, 2005
Page 10


          US GAAP basis for accounting
          ----------------------------

          Our understanding is that the Minimum Compulsory Dividends, as described above, meet the definition of a liability under US GAAP /2/ as of the financial year end, assuming no restriction being imposed to its calculation, as the Minimum Compulsory Dividend defined by Brazilian Corporate Law or Company's by-law imposes a present duty and obligation to the entities that entails settlement by probable future transfer of assets (cash) at a future date, and the transaction (net income) giving rise to the compulsory dividends had already occurred. The obligation is such that any minority shareholder would have the legal right to contest Company's decision not to pay these Minimum Compulsory Dividends in case the restrictions set forth in the Brazilian Corporate Law are not present. BrTP's by-law has defined the minimum compulsory dividends as 25% of adjusted net income (adjustment as defined in the statutory law), which thus should be provided for under US GAAP

          B. ACCOUNTING FOR INTEREST ATTRIBUTED TO SHAREHOLDERS ("INTEREST ON CAPITAL")

          General Background
          ------------------

          As from 1996 Brazilian corporations are permitted to attribute (deductible) interest on shareholders' equity for taxation purposes. The calculation is based on the shareholders' equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the long-term interest rate (TJLP) determined by the Brazilian Central Bank. Also, such interest may not exceed the greater of 50% of net income for the year or 50% of retained earnings plus profit reserves. The amount of interest attributed to shareholders is deductible for income tax purposes, and is distributable to shareholders. Also, Brazilian law requires that such Interest on Capital be individually credited to the shareholders in order for it to be tax deductible. Accordingly, the benefit to the companies, in addition to making the equivalent a dividend payment (through distributable "interest") is a reduction in the income tax charge equivalent to the statutory tax rate applied to such amount. This interest on capital is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes, according to CVM rules and Brazilian GAAP.

          BrTP's background
          -----------------

          Brasil Telecom paid in 2004 and 2003 Interest on Capital to its shareholders in excess of the Minimum Compulsory Dividends as mentioned in item A. above, attending the requirements of the Brazilian Corporate Law and consequently taking the associated tax benefits.


----------
2    (CON6 paragraph 36)

Mr. Larry Spirgel
December 07, 2005
Page 11


          US GAAP basis for accounting
          ----------------------------

          As BrTP has taken the tax deduction and considered it in preparing its FS's when accounting the income tax effects, the Interest on Capital is already considered a legal obligation, under the terms of the Brazilian law. The Company has the legal right (and the intention, with no constraints) to deduct the Interest on Capital from the dividends calculation. Our understanding, which is consistent with treatment applied by all Brazilian SEC registrants is that the Interest on Capital, as described above, meets the definition of a liability under US GAAP (CON6 paragraph 36).

          C. ACCOUNTING FOR ACCRUED DIVIDENDS ADDITIONALLY TO INTEREST ATTRIBUTED TO SHAREHOLDERS ("INTEREST ON CAPITAL")

          General Background
          ------------------

          Although under Brazilian Corporation Law proposed dividends require approval at a shareholders' meeting, they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders' meeting.

          US GAAP basis for accounting
          ----------------------------

          Distributions characterized as interest on shareholders' equity as well as minimum compulsory dividends are accrued for under both Brazilian and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders' equity would not be accrued for under US GAAP, if such proposed dividends is subject to approval at the annual Shareholders' Meeting. There was no such excess in 2002 and 2003. In 2004 the excess was R$ 43.2 million, which was adjusted as "Reversal of Accrued Dividends".

          m. Valuation of long-lived assets, page F-65
          --------------------------------------------

     6. We note your disclosure that no impairment losses were recognized under Brazilian GAAP and U.S. GAAP for all periods presented. This statement appears inconsistent with your disclosure at page F-19 regarding a charge of R$387 million in 2003 for the write-off of permanent assets due to obsolescence or replacement. Clarify for us the nature of this charge and tell us how you applied the guidance in SFAS 144 for U.S. GAAP reporting purposes.

     RESPONSE

          Management has applied SFAS 144 - Accounting for the Impairment or Disposal of Long-Lived Assets and, on December 31, 2002, did not identify events or changes in circumstances that could indicate that

Mr. Larry Spirgel
December 07, 2005
Page 12


          the carrying amount of BrT's fixed assets could not be recoverable.

          During 2003, as a result of a modernization program that was being implemented, BrT performed an analysis of its fixed assets in the Rio Grande do Sul branch (originally CRT). This analysis took into consideration certain technological requirements established in the modernization program being implemented in 2003 and, consequently, certain obsolete plant and equipment was identified and written off, which would no longer be useful or used in future operations.

          When events or circumstances indicate that an asset or a group of assets may be impaired, BrT performs impairment tests, as defined in SFAS 144, considering a branch as the lowest level for which identifiable cash flows are largely independent of other assets and liabilities. These tests were performed for the December 31, 2004 and 2003 balance sheet dates and, for all branches, the related undiscounted cash flows expected to result from the use and eventual disposition of these groups of assets (as defined in SFAS 144, paragraphs 16-21) exceeded their carrying amounts.

          o. Goodwill & other intangible assets and business combination, page F-67
          --------------------------------------------------------------------

     Goodwill & other intangible assets, page F-67

     7. We note that you consider your entire fixed-line business to be one reporting unit. Tell us how you have defined your reporting units for any goodwill that exists in your other operating segments. In addition, tell us and disclose the information required by paragraph 45.c. of SFAS 142 regarding the allocation of goodwill by segment.

     RESPONSE

          Until 2001, BrT operated only in the fixed-line business segment , when it incorporated BrT Servicos de Internet S.A. (BrTI) in order to develop an internet segment. In 2003, BrT acquired the controlling interest of iBEST Group and, in 2004, acquired the controlling interest of iG Group, both of which operate in the internet segment. Also in 2004, the Company started to offer mobile telephony services, through its wholly owned subsidiary, 14 Brasil Telecom Celular S.A. (BrT Celular).

          There was no goodwill related to the formation of BrTI and BrT Celular. The acquisitions of iBEST and IG generated goodwill, which was accounted for under the terms of SFAS 141 - Business Combinations and SFAS 142 - Goodwill and Other Intangible Assets (see note 33.o.v and 33.o.viii). As each of these acquisitions meet the definition of reporting unit, i.e., constitute businesses for which discrete

Mr. Larry Spirgel
December 07, 2005
Page 13


          financial information is available and segment management regularly reviews the operating results (SFAS 142, paragraph 30), goodwill has been allocated and tested at the level of each entity.

          The information required by paragraph 45.c of SFAS 142 is available in note 33.o (sub-items o.v and o.viii in relation to the internet segment). However, in order to clarify this disclosure requirement, we have summarized below the changes in the carrying amount of goodwill (we intend to include this disclosure in our future filings):

                                        Fixed telephony      In Millions of R$
                                          and data         Mobile
                                       transmission       telephony    Internet
Balance as of January 1, 2002                 907.4          -             -
   Goodwill acquired during year                  -          -             -
Balance as of December 31, 2002               907.4          -             -
   Goodwill acquired during year:
      iBEST                                       -          -          65.3
      BrT Cabos Submarinos                      6.5          -             -
Balance as of December 31, 2003               913.9          -          65.3
   Goodwill acquired during year:
      MetroRED                                 58.8          -             -
      Vant                                     65.8
      IG                                          -          -         226.3
   Impairment losses
      Vant                                     65.8
Balance as of December 31, 2004               972.7          -         291.6


     Note 34. Additional disclosures required by U.S. GAAP, page F-83
     -----------------------------------------------------------------

     a. Pension and other post-retirement benefits, page F-83
     --------------------------------------------------------

     8. We note that the expected long-term rate of return on plan assets for 2004 is 12.5%, which is significantly higher than your expected rate in 2003. Tell us your basis for this assumption.

     RESPONSE

          During 2004 we revised the methodology used to determine the assumption of the expected long-term rate of return on plan assets.

          Although the final version of SFAS 132 (R) do not require the disclosure of the expected long-term rate of return by individual asset category, BrTP has used this methodology to determine it (see exhibit 6.1 below). Until 2003 we have derived the rate from the analysis of the portfolio as a whole and also making benchmarking with other telecommunication companies.

Mr. Larry Spirgel
December 07, 2005
Page 14



--------------------------------------------------------------------------------
                           Asset Allocation (%)
                    --------------------------------------   Weighted-Average
Asset                12/31/2003      11/30/2004   Target      Expected Rate of
Category                                                      Return (%) /1/
--------------------------------------------------------------------------------
Debt Securities        47.8%           50.6%        49.2%         11.0%
--------------------------------------------------------------------------------
Equity Securities      49.3%           46.3%        47.9%         14.4%
--------------------------------------------------------------------------------
Real State              1.5%            1.5%         1.4%          1.4%
--------------------------------------------------------------------------------
Loans                   1.4%            1.6%         1.5%         11.0%
--------------------------------------------------------------------------------
GRAND TOTAL           100.0%          100.0%       100.0%         12.5%
--------------------------------------------------------------------------------

1  Net of inflation


          Our financial statements for the year of 2004 were not affected by the 12,5% rate. The expected long-term rate of return on plan assets in fact used in our actuarial assumptions for 2004 was 6.5%, the same rate as in 2003.

          We confirm that the 12.5% rate was not used in our FASB 87 calculations for our 2004 accounting.

          The 12.5% was arrived at by taking measure of the instruments in which the pension funds are invested and the expected return on such funds over a 12-month period. Such estimated rate was used only for our internal planning purposes and is not reflected in any of our financial statements filed as part of the 20-F report. The rate to be used in 2005 has not been determined.

          REQUESTED ACKNOWLEDGEMENT
          -------------------------

     In accordance with your request set forth in your letter, we hereby acknowledge the following:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any further questions regarding this response, please contact the undersigned at 55-61-3415-1010.



                                            Sincerely,

                                            /s/ Charles Lagana Putz

                                            Charles Lagana Putz
                                            Chief Financial Officer


cc. Gregory Katz, Esq.
Thelen Reid & Priest LLP
875 Third Avenue
New York, NY
10019